UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. )*

Alarm.com Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

011642105
(CUSIP Number)

James E. Stevenson, Jr.
ABS Capital Partners
400 East Pratt Street, Ste. 910
Baltimore, Maryland 21202
  (410) 246-5600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communication)

August 17, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	011642105	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

ABS Capital Partners V Trust

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐ (1)

3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

11,337,646

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

11,337,646

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,337,646

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13		PERCENT OF CLASS REPRESENTED IN ROW (11)

24.8% (2)

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

(1) This Schedule 13D is filed by ABS Capital Partners V Trust ("ABS Trust"), which directly holds 11,337,646 shares. ABS Capital Partners Inc. is the trustee ("Trustee" and together with ABS Trust, the "Reporting Persons") of ABS Trust and, as such, shares voting and dispositive power over the shares held by ABS Trust.

(2) This percentage is calculated based on 45,633,044 shares of the Issuer's Common Stock reported to be outstanding as of August 3, 2016 by the Issuer in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2016, as filed with the Securities and Exchange Commission on August 15, 2016.

CUSIP NO.	011642105	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

ABS Capital Partners, Inc.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐ (1)

3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

11,337,646

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

11,337,646

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,337,646

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13		PERCENT OF CLASS REPRESENTED IN ROW (11)

24.8% (2)

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

(1) This Schedule 13D is filed by ABS Capital Partners V Trust ("ABS Trust"), which directly holds 11,337,646 shares. ABS Capital Partners Inc. is the trustee ("Trustee" and together with ABS Trust, the "Reporting Persons") of ABS Trust and, as such, shares voting and dispositive power over the shares held by ABS Trust.

(2) This percentage is calculated based on 45,633,044 shares of the Issuer's Common Stock reported to be outstanding as of August 3, 2016 by the Issuer in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2016, as filed with the Securities and Exchange Commission on August 15, 2016.

EXPLANATORY NOTE

The Reporting Persons (as defined below) filed a Schedule 13G on February 16, 2016, as their initial beneficial ownership filing to report their beneficial ownership of the shares of common stock of the Issuer (as defined below) as of December 31, 2015.  This Schedule 13D is being filed to update the information set forth in the previously-filed Schedule 13G.

Item 1.        Security and Issuer.
This statement on Schedule 13D relates to 11,337,646 shares of Common Stock, par value $0.01 per share (the "Shares"), of Alarm.com Holdings, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 8281 Greensboro Drive, Suite 100, Tysons, Virginia 22102.

Item 2.        Identity and Background.
(a)  The names of the persons filing this Schedule 13D are ABS Capital Partners V Trust, a Delaware trust ("ABS Trust"), and ABS Capital Partners, Inc., a Maryland corporation ("Trustee", and together with ABS Trust, the "Reporting Persons"). Identifying information for each of the executive officers, directors and control persons of Trustee (collectively, the "Associated Persons") is set forth on Appendix I hereto, which is incorporated by reference into this Schedule 13D.
(b)  The business address of each of the Reporting Persons and each of the Associated Persons is c/o ABS Capital Partners, 400 East Pratt Street, Suite 910, Baltimore, Maryland 21202-3116.
(c)  The principal business of ABS Trust is a grantor trust established by ABS Capital Partners V, L.P., ABS Capital Partners V Offshore, L.P., ABS Capital Partners V-A, L.P., ABS Partners V, LLC and ABS Partners V, L.P. (collectively, the "Funds") to liquidate the Funds' assets.  The principal business of Trustee is to manage growth equity funds. The present principal occupation or employment of each of the Associated Persons is set forth on Appendix I.
 (d)-(e)  During the last five years, neither of the Reporting Persons nor any of Associated Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)  ABS Trust is organized under the laws of the State of Delaware.  Trustee is organized under the laws of the State of Maryland. The citizenship of each of the Associated Persons is set forth on Appendix I.

Item 3.       Source and Amount of Funds or Other Consideration.
ABS Trust acquired, for no consideration, all existing portfolio investments of the Funds, including the Shares, on December 31, 2015 in connection with the liquidation of the Funds. The Shares are directly owned by ABS Trust. In its capacity as trustee of ABS Trust, Trustee may be deemed to be the beneficial owner of the Shares directly owned by ABS Trust. As described in Item 5(c), on August 17, 2016, ABS Trust distributed 3,000,000 shares of the Issuer's Common Stock on a pro rata basis, for no consideration, to ABS Trust's beneficiaries, including the Associated Persons.

Item 4.       Purpose of Transaction.
(a)-(j)  The Shares were originally acquired in connection with the liquidation of the Funds.  ABS Trust did not acquire and the Shares are not held for the purpose or with the effect of changing or influencing the control of the Issuer.
ABS Trust was formed in connection with the liquidation and dissolution of the Funds, and as such, has the ultimate purpose of disposing of the Funds' former assets, including the Shares. These dispositions may be accomplished through future distributions of the Trust's assets to its beneficiaries, sales of the Trust's assets in private or public transactions, or otherwise.  However, ABS Trust and Trustee currently have no specific plans or proposals that would lead to the disposition of securities of the Issuer.
Other than as set forth above, none of the Reporting Persons or the Associated Persons have any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. To the extent deemed advisable in light of their general investment policies, or other factors, any of the Reporting Persons or Associated Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer or the Shares, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The foregoing is subject to change at any time, and there can be no assurance that the Reporting Persons will take any of these actions.
The Associated Persons' shares of the Issuer's Common Stock are "restricted" securities within the meaning of Rule 144(a) under the Securities Act of 1933, as amended (the "Securities Act"). The Associated Persons may not transfer these shares in the absence of an effective registration statement covering the resale or other disposition of such shares or an exemption therefrom under the Securities Act.

Item 5.       Interest in Securities of the Issuer.
(a)-(b)  The table below sets forth (i) the aggregate number of shares of the Issuer's Common Stock beneficially owned by the Reporting Persons as of December 31, 2015, as of August 17, 2016 and as of the date of this filing, and (ii) the percentage of the shares of the Issuer's Common Stock beneficially owned by the Reporting Persons as of each such date, calculated based upon the total number of shares outstanding reported in the most recent periodic report filed by the Issuer with respect to a reporting period ending prior to the applicable date.  Each of the Reporting Persons has shared voting and dispositive power over the shares disclosed in the table below.

Date	Number of Shares	Percent Ownership
December 31, 2015	14,337,646	31.5% (1)
August 17, 2016	11,337,646	24.8% (2)
September 23, 2016	11,337,646	24.8% (2)
(1) This percentage is calculated based on 45,574,172 shares of the Issuer's Common Stock reported to be outstanding as of October 30, 2015 by the Issuer in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, as filed with the Securities and Exchange Commission on November 12, 2015.
(2) This percentage is calculated based on 45,633,044 shares of the Issuer's Common Stock reported to be outstanding as of August 3, 2016 by the Issuer in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2016, as filed with the Securities and Exchange Commission on August 15, 2016.

   To the knowledge of the Reporting Persons, the Associated Persons did not own any shares of the Issuer's Common Stock as of December 31, 2015, and each Associated Person's beneficial ownership of the Issuer's Common Stock as of August 17, 2016 and as of the date of this filing is as set forth in Appendix 2. Each Associated Person has sole voting and dispositive power over all of his shares of the Issuer's Common Stock.
(c)  On August 17, 2016, the ABS Trust distributed 3,000,000 shares of the Issuer's Common Stock on a pro rata basis to its beneficiaries. In the distribution, each Associated Person received the number of shares set forth beside his name in Appendix 2.
(d)  Not applicable.
(e)  Not applicable.

Item 6.       Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The Reporting Persons are party to a Joint Filing Statement pursuant to which they agreed that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership of each Reporting Person of the Issuer's Common Stock.

Item 7.       Material to be Filed as Exhibits.

Exhibit No.	Description

Exhibit 99.1	Joint Filing Statement dated September 23, 2016.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 23, 2016

ABS Capital Partners V Trust

By:	ABS Capital Partners, Inc., its Trustee

By:	/s/ James E. Stevenson, Jr.
Name:	James E. Stevenson, Jr., Director

ABS Capital Partners, Inc.

By:	/s/ James E. Stevenson, Jr.
James E. Stevenson, Jr., Director

APPENDIX 1
ASSOCIATED PERSONS

Name	Role	Principal Occupation / Employment	Citizenship

Donald B. Hebb, Jr.	Executive Officer	President of Trustee	United States of America

Phillip A. Clough	Executive Officer	Vice President of Trustee	United States of America

John D. Stobo, Jr.	Executive Officer	Secretary of Trustee	United States of America

APPENDIX 2
BENEFICIAL OWNERSHIP OF ASSOCIATED PERSONS

	Number of Shares
Name	as of August 17, 2016	as of September 23, 2016

Donald B. Hebb, Jr.	107,698	107,698

Phillip A. Clough	97,207	87,207

John D. Stobo, Jr.	47,042	46,292

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Joint Filing Statement dated September 23, 2016.

EXHIBIT 99.1
JOINT FILING STATEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing with the Securities and Exchange Commission on behalf of each of them a statement on Schedule 13D (including amendments thereto) with respect to certain shares of common stock of Alarm.com Holdings, Inc., and further agree that this Joint Filing Statement shall be included as an exhibit to such filing; and

Each of the undersigned is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning the other party making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: September 23, 2016

ABS Capital Partners V Trust

By:	ABS Capital Partners, Inc., its Trustee

By:	/s/ James E. Stevenson, Jr.
Name:	James E. Stevenson, Jr., Director

ABS Capital Partners, Inc.

By:	/s/ James E. Stevenson, Jr.
James E. Stevenson, Jr., Director